UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 16, 2020

PIVOTAL INVESTMENT CORPORATION II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38971	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	PIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Pivotal Investment Corporation II, a Delaware corporation (“Pivotal”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Pivotal, PIC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pivotal (“Merger Sub”), and XL Hybrids, Inc., a Delaware corporation (“XL”). On December 16, 2020, XL issued a press release announcing it was expanding its electrification solutions portfolio to the Ford F-550 chassis. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Pivotal intends to post a copy of the press release on its investor relations website, www.pivotalic.com, and/or its other social media outlets. XL also intends to post a copy of the press release on its Twitter account @XLFleet.

XL uses, and will continue to use, its website, press releases, and various social media channels, including its Twitter account (@XLFleet), as additional means of disclosing public information to investors, the media and others interested in XL. It is possible that certain information that XL posts on its website, disseminated in press releases and on social media could be deemed to be material information, and XL encourages investors, the media and others interested in XL to review the business and financial information that XL posts on its website, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

The information set forth under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, PIVOTAL HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES A DEFINITIVE PROXY STATEMENT THAT WAS DISTRIBUTED TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH PIVOTAL’S SOLICITATION OF PROXIES FOR THE VOTE BY PIVOTAL’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT ARE DESCRIBED IN THE REGISTRATION STATEMENT, AND A FINAL PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF PIVOTAL COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND XL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS CAN OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL AND XL THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY PIVOTAL CAN BE OBTAINED FREE OF CHARGE ON PIVOTAL’S WEBSITE AT WWW.PIVOTALIC.COM OR BY DIRECTING A WRITTEN REQUEST TO PIVOTAL INVESTMENT CORPORATION II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO

SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF PIVOTAL OR XL, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

PIVOTAL AND XL AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 30, 2020. XL AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF PIVOTAL IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT PIVOTAL HAS FILED WITH THE SEC, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN PIVOTAL’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: ABILITY OF THE PARTIES TO SATISFY THE CLOSING CONDITIONS TO THE MERGER, INCLUDING APPROVAL BY STOCKHOLDERS OF PIVOTAL AND XL ON THE EXPECTED TERMS AND SCHEDULE AND THE RISK THAT ANY THIRD-PARTY APPROVALS OR CONSENTS REQUIRED FOR THE MERGER ARE NOT OBTAINED OR ARE OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; DELAY IN CLOSING THE MERGER; FAILURE TO REALIZE THE BENEFITS EXPECTED FROM THE PROPOSED MERGER; THE EFFECTS OF PENDING AND FUTURE LEGISLATION; RISKS RELATED TO DISRUPTION OF MANAGEMENT TIME FROM ONGOING BUSINESS OPERATIONS DUE TO THE PROPOSED MERGER; BUSINESS DISRUPTION FOLLOWING THE MERGER; RISKS RELATED TO XL’S BUSINESS, INCLUDING THE HIGHLY COMPETITIVE NATURE OF ITS INDUSTRY; LITIGATION, COMPLAINTS, PRODUCT LIABILITY CLAIMS AND/OR ADVERSE PUBLICITY; COST INCREASES OR SHORTAGES IN COMPONENTS NECESSARY FOR XL’S PRODUCTS AND SERVICES; PRIVACY AND DATA PROTECTION LAWS, PRIVACY OR DATA BREACHES, OR THE LOSS OF DATA; THE IMPACT OF THE COVID-19 PANDEMIC ON XL’S BUSINESS; AND MACROECONOMIC FACTORS BEYOND PIVOTAL’S OR XL’S CONTROL.

NEITHER PIVOTAL NOR XL UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE XL’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND XL’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS ARE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND PIVOTAL’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING PIVOTAL AND XL, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO PIVOTAL AND XL OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER PIVOTAL NOR XL UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2020	PIVOTAL INVESTMENT CORPORATION II

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer

Exhibit 99.1

XL Fleet Expands Electrification Solutions Portfolio to Ford F-550 Chassis

to Meet Strong Customer Demand

System Brought to Market Within Six Months to Meet Growing Opportunity Pipeline for Hybrid Medium Duty Applications

BOSTON, December 16, 2020 – XL Fleet (the “Company”), a leader in vehicle electrification solutions for commercial and municipal fleets, today announced that it has expanded its line of electrified powertrains to include a hybrid electric drive system for the Class 5 Ford F-550 Super Duty chassis. The new system was developed and brought to market within six months to meet a significant and growing commercial fleet demand for the electrified F-550 chassis, for applications including municipal transportation, utilities, construction equipment and customer service vehicles.

The F-550 vehicles will be upfit with XL Fleet’s hybrid electric drive system and begin deliveries to customers by the end of 2020. Vehicles equipped with XL Fleet’s hybrid electric drive system have been proven to significantly improve fuel economy while reducing greenhouse gas emissions – a key aspect of meeting fleet sustainability goals.

“We are proud to further expand our portfolio of electrification solutions with the world’s leading vehicle manufacturers. The launch of the electrified F-550 platform is a great example of XL Fleet’s responsive business model and best-in-class engineering capabilities,” said Dimitri Kazarinoff, Chief Executive Officer of XL Fleet. “It also showcases the Company’s ability to quickly bring new electrification products to market when customer demand warrants it.”

“Our product development strategy remains focused on providing sustainable solutions for a wide range of popular fleet vehicles not being electrified by OEMs,” said Tod Hynes, Founder and Chief Strategy Officer of XL Fleet. “The commercial market for electrified medium to heavy duty vehicles is large, but very fragmented. XL Fleet’s nimble product development approach enables the Company to be very responsive to customer demand, particularly in the Class 5-6 and Class 7-8 ranges where EV options are extremely limited.”

Business Combination Update

XL Fleet remains on track to complete its previously announced merger agreement with Pivotal Investment Corporation II (“Pivotal”) (NYSE: PIC), a publicly traded special purpose acquisition company, by the end of December 2020. Upon closing, the combined company will be named XL Fleet Corp. and its common stock and warrants will remain listed on the New York Stock Exchange under new ticker symbols, “XL” and “XL WS”, respectively.

On December 8, 2020, Pivotal announced that the U.S. Securities and Exchange Commission has declared effective its registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus in connection with its annual meeting of stockholders to consider the merger agreement with XL Fleet (the “Annual Meeting”). Pivotal recently announced that the Annual Meeting has been set for December 21, 2020. Stockholders of record as of December 7, 2020 (the “Record Date”) will be eligible to vote at the Annual Meeting.

Pivotal encourages all PIC stockholders to vote “FOR” ALL PROPOSALS in advance of the Annual Meeting scheduled for 9:00 a.m., Eastern Time, on December 21, 2020, by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the easy instructions on the proxy card.

If you have any questions or need assistance voting, please contact D.F. King & Co., Inc., our proxy solicitor, by calling (800) 249-7120 or by email to XLFleet@dfking.com.

About XL Fleet

XL Fleet is a leading provider of vehicle electrification solutions for commercial and municipal fleets in North America, with more than 140 million miles driven by customers such as The Coca-Cola Company, Verizon, Yale University and the City of Boston. XL Fleet’s electric drive systems can increase fuel economy up to 25-50 percent and reduce carbon dioxide emissions up to 20-33 percent, decreasing operating costs and meeting sustainability goals while enhancing fleet operations. XL Fleet’s electric drive system was named one of TIME magazine’s best inventions of 2019. For additional information, please visit www.xlfleet.com.

About Pivotal Investment Corporation II

Pivotal Investment Corporation II (NYSE: PIC) is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. On September 18, 2020, Pivotal announced that it had entered into a definitive merger agreement with XL Fleet. Upon closing, the combined company will be named XL Fleet and is expected to remain listed on the New York Stock Exchange under a new ticker symbol, “XL”. For additional information, please visit https://www.pivotalic.com/.

Important Information and Where to Find It

In connection with the proposed merger, Pivotal has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a definitive proxy statement that was distributed to Pivotal’s stockholders in connection with Pivotal’s solicitation of proxies for the vote by Pivotal’s stockholders with respect to the merger and certain of the transactions contemplated by the merger agreement, as well as other matters that are described in the registration statement, and a final prospectus relating to the offer and sale of the securities of Pivotal common stock to be issued in the merger. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND XL FLEET ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Pivotal and XL Fleet through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Pivotal can be obtained free of charge on Pivotal’s website at www.pivotalic.com or by directing a written request to Pivotal Investment Corporation II, c/o Graubard Miller, 405 Lexington Avenue, 11th floor, New York, New York 10174.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Pivotal, XL Fleet and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Pivotal in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Pivotal’s executive officers and directors in the solicitation by reading Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Pivotal’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, are set forth in the definitive proxy statement/prospectus relating to the business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release regarding XL Fleet’s new product offerings, the proposed business combination, including Pivotal’s ability to consummate the transaction, the anticipated timing of the closing of the business combination and benefits of the transaction, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. These statements may be preceded by, followed by or include the words “anticipates,” “believes,”

“estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Pivotal’s Annual Report on Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in Pivotal’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 and September 30, 2020 and in the definitive proxy statement/prospectus. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Pivotal and XL Fleet believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Pivotal nor XL Fleet is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Pivotal has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Pivotal’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the parties’ ability to meet the closing conditions to the merger, including approval by stockholders of Pivotal and XL Fleet on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger or the PIPE Offering; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks associated with XL Fleet’s business, including the highly competitive nature of XL Fleet’s business and the market for hybrid electric vehicles; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components necessary to support XL Fleet’s products and services; the introduction of new technologies; privacy and data protection laws, privacy or data breaches, or the loss of data; and the impact of the COVID-19 pandemic on XL Fleet’s business, results of operations, financial condition, regulatory compliance and customer experience.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pivotal’s and XL Fleet’s control. While all projections are necessarily speculative, Pivotal and XL Fleet believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Pivotal and XL Fleet, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Pivotal and is not intended to form the basis of an investment decision in Pivotal. All subsequent written and oral forward-looking statements concerning Pivotal and XL Fleet, the proposed transactions or other matters and attributable to Pivotal and XL Fleet or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

For XL Fleet

Media:

Eric Foellmer

(617) 648-8551

efoellmer@xlfleet.com

Investors:

ICR, Inc.

XLFleetIR@icrinc.com

For Pivotal Investment Corporation II

Jonathan Gasthalter/Nathaniel Garnick/Sam Fisher

Gasthalter & Co.

(212) 257-4170

pivotal@gasthalter.com

# # #